UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF FLORIDA
GAINESVILLE DIVISION

In re:

MOLTECH POWER SYSTEMS, INC.,
n/k/a BATTERY PARK INDUSTRIES, INC.,

Debtor.
_______________________________________/

Chapter 11

Case No. 01-00335-GVL1

ORDER AUTHORIZING
SALE, TRANSFER, AND CONVEYANCE OF
SUBSTANTIALLY ALL REAL AND PERSONAL PROPERTY

THIS CASE came on for hearing on September 27, 2005, in Tallahassee, Florida, upon due and sufficient notice to creditors and parties in interest, on the Debtor's Motion for Authorization to Sell, Transfer, and Convey Substantially All Real and Personal Property (Docket No. 1042) (the "Transfer Motion"). Appearing at the hearing were counsel for the Debtor; counsel for Topspin Partners, L.P. ("Topspin"); counsel for the Official Committee of Unsecured Creditors; counsel for Von Fraser, the duly elector Tax Collector for Alachua County, Florida (the "Tax Collector"); counsel for Energizer Holdings, Inc., and Eveready Battery Company (together, "Energizer"); counsel for Blue Cross/Blue Shield of Florida; counsel for Electro Energy, Inc., a Delaware corporation ("EEI"); and the Assistant United States Trustee and counsel for the United States Trustee.

By the Transfer Motion, Battery Park Industries, Inc., f/k/a Moltech Power Systems, Inc., as Debtor and Debtor in Possession ("BPI," "MPS," or the "Debtor"), seeks authorization for a two-stage transfer of substantially all of BPI's real and personal

property as part of and in contemplation of the confirmation of a plan of reorganization. In the first stage, BPI seeks to transfer substantially all of its real and personal property to Lithium Nickel Asset Holding Company I, Inc., a Delaware corporation ("LNAH") wholly owned by Topspin. In the second stage, in an asset-for-stock exchange, LNAH seeks to convey substantially all of its personal property to EEI in exchange for shares of EEI stock, to retain its real property, and to lease certain parcels of its real property to EEI.

Based upon the evidence received and proffered, the record in this case, and statements of counsel, the Court at the conclusion of the hearing made oral findings of fact and conclusions of law pursuant to F.R.B.P. 7052 and 9014. For the reasons stated in open court that shall constitute the decision of the Court and for the further reasons stated below, the Court finds and concludes as follows:

A. The Court has jurisdiction to consider the Transfer Motion pursuant to 28 U.S.C. §§157 and 1334. The subject matter of the Transfer Motion is a core proceeding pursuant to 28 U.S.C. §157(b)(2)(A) and (N). Venue in this district is proper pursuant to 28 U.S.C. §1408 and 1409. The statutory predicates for the relief granted by this Order include 11 U.S.C. §§105, 361, 363, 365, and 1146(c); F.R.B.P. 2002, 6004, 6006, and 9014; and N.D. Fla. L.B.R. 6004-1.

B. As evidenced by certificates of service filed with the Court, notice of the Transfer Motion and of the contemplated transactions was provided in accordance with 11 U.S.C. §§102(1), 363, and 365 and F.R.B.P. 2002, 6004, 6006, and 9014. Notice as provided was proper, timely, adequate, and sufficient under the circumstances of this case and complied with all applicable provisions of the Bankruptcy Code, the Federal Rules of

Bankruptcy Procedure, and the Local Rules of this Court.

C. By the Transfer Motion, BPI proposes to transfer and convey the remaining land, buildings, and other improvements located at the BPI Facility, comprising the Sintering Building, the Administration Building, the Lithium Ion Building, the Cell Assembly Building, several smaller buildings and structures, and certain remaining vacant land, together with all permits, zoning rights, use rights, water rights, licenses, and all other intangible rights associated with BPI's use of the BPI Facility (all of the foregoing, the "BPI Real Property").

D. Also by the Transfer Motion, BPI proposes to transfer and convey its remaining personal property described as follows (the "BPI Personal Property"):

> (1) all of BPI's machinery, equipment, tools, vehicles, and other tangible and intangible personal property, as more particularly described and itemized in a schedule to be attached to the conveyancing document and served upon counsel named at the end of this Order and filed with this Court;
>
> (2) all trademarks, trade names, trade dress, copyrights, registrations, and applications owned by BPI and used in or related to the operation of the above-described personal property;
>
> (3) all patents, patent applications, inventions, invention records, know-how, trade secrets, designs, design patents, models, sketches, prototypes, software, hardware, computer programs and systems, scientific and test data, documents methods, techniques, formulations, operations, experience, skill, ideas, and secret processes and practices in written or other tangible form, and rights to apply for protection and enforcement thereof for any of the foregoing; and
>
> (4) the goodwill and going-concern value of BPI's business.

E. BPI initially filed its Plan of Reorganization and subsequently filed its Amended Plan of Reorganization (Docket No. 655), and anticipates further amending its plan (the Amended Plan of Reorganization, as further amended or modified from time to

time, the "BPI Plan") to incorporate the provisions of the Transfer Motion and this Order, including the agreed treatment of the claims of the classes of creditors affected by the transactions contemplated by the Transfer Motion, as described in the motion and as further clarified in open court at the September 27, 2005 hearing and as further negotiated between the respective parties.

F. The first stage of the transactions for which BPI seeks authorization is the sale, transfer, and conveyance of the BPI Real Property and the BPI Personal Property (collectively, the "BPI Assets") to LNAH as part of and in contemplation of the confirmation of the BPI Plan. Upon BPI's transfer of the BPI Personal Property to LNAH, BPI will retain liens against the BPI Assets and the stock of LNAH (the "BPI Liens") to secure its remaining obligations under the BPI Plan.

G. The second stage of the transactions for which approval is sought is in essence an asset-for-stock exchange. In the second stage, LNAH will convey certain components of the BPI Personal Property to EEI (those components of the BPI Personal Property conveyed to EEI, the "EEI Personal Property"), free and clear of liens and encumbrances, in consideration for the issuance to LNAH of stock in EEI and the concurrent lease by EEI from LNAH of certain buildings located on various parcels of the BPI Real Property.

H. LNAH's transfer of the EEI Personal Property to EEI will occur after or concurrently with the funding of $2.5 million in cash into a fund created under the BPI Plan for the benefit of the holders of allowed unsecured claims (the "Unsecured Claims Fund," as defined and described in the BPI Plan). Upon the transfer by LNAH of the EEI Personal Property to EEI, EEI will issue to LNAH an agreed number of shares under the

terms and conditions contained in their separate agreement. Subject first to the setting aside of sufficient shares as are necessary to yield the $2.5 million necessary to fund the Unsecured Claims Fund and up to $1.5 million necessary to fund expenses, the remaining shares (the "Net EEI Shares") shall then be substituted as collateral for the remaining indebtedness to Topspin and Energizer and shall be subject to the Topspin Liens (as defined below) and the Energizer Lien (as defined below).

I. The transfers of the BPI Assets to LNAH and the transfers of the EEI Personal Property from LNAH to EEI will be "as is," "where is," and "with all faults," with no representations or warranties.

J. Energizer filed an objection (Docket No. 1048) (the "Energizer Objection") to the Transfer Motion, in which it asserted, *inter alia*, that the proposed transactions provided under the Transfer Motion failed to provide Energizer with adequate protection within the meaning and requirements of Section 363(e) of the Bankruptcy Code with respect to Energizer's asserted lien rights against the BPI Assets based upon $2.1 million actually paid to satisfy reimbursement obligations on a backup standby letter of credit with respect to a $2.1 million letter of credit issued to the State of Florida Department of Environmental Protection ("DEP") and the reimbursement obligations that remain with respect to a backup standby letter of credit as to a $500,000 letter of credit issued to the United States Environmental Protection Agency ("EPA") and now held by DEP (amounts paid in cash by Energizer to satisfy its reimbursement obligations with respect to such backup standby letters of credit, less the preference reduction, the "Energizer Claim"). At the hearing, Energizer agreed to withdraw the Energizer Objection, subject to entry of the instant Order and based on Energizer's

agreement with the parties, as clarified and announced on the record at the hearing, that under the proposed transactions provided for under the Transfer Motion, Energizer is to receive a consensual lien and the following related protections under the terms and conditions set forth below:

(1) Upon the transfer of the BPI Assets to LNAH, Topspin will hold the Topspin Liens on the BPI Assets for the benefit of both itself and Energizer. Any cash or cash-equivalent proceeds realized from the sale, exchange, collection, lease, license, or other disposition of the BPI Assets or any immediate or mediate proceeds of the BPI Assets, after the satisfaction of any liens and/encumbrances senior to the Topspin Liens, will be shared between and paid out to Topspin and Energizer on a *pari passu* basis utilizing sharing ratios of $2.6 million to Energizer and $12.2 million to Topspin.

(2) Upon the transfer of the EEI Personal Property to EEI, to secure the repayment of the Energizer Claim, Energizer, by agreement with Topspin and BPI, will be granted a separate and direct lien and security interest (the "Energizer Lien") on the number of Net EEI Shares that reflects the agreed *pari passu* ratios of $2.6 million as to Energizer and $12.2. million as to Topspin, resulting in the Energizer Lien being against 17.3% of the total number of Net EEI Shares issued to LNAH (such 17.3%, the "Energizer Lien Shares").

(3) During the first year following the date of issuance of the Net EEI Shares to LNAH and continuing thereafter, Energizer will continue to be entitled to repayment of its *pari passu* share with Topspin from the disposition of BPI Assets in accordance with subparagraph (1) above. Energizer will not have any right to force the sale of the Energizer Lien Shares or otherwise to exercise remedies under its Energizer Lien during the first year following the issuance of the Net EEI Shares.

(4) During the second, third, and fourth years following the date of issuance of the Net EEI Shares and continuing thereafter, Energizer will continue to be entitled to repayment of its *pari passu* share with Topspin from the disposition of BPI Assets in accordance with subparagraph (1) above. Energizer will not have any right to force the sale of the Energizer Lien Shares or otherwise to exercise remedies under its Energizer Lien during such second, third, and fourth years unless and until the price at which EEI's common stock is publicly traded rises to an amount

equal to or in excess of $7 per share (subject to adjustment for stock splits, if any, and/or reverse stock splits, if any). In that event, Energizer at its option may make written demand to LNAH and Topspin to pay the then-outstanding unpaid balance of the Energizer Claim in cash and to fund the then-outstanding balance of the escrow provided for in subparagraph (8) below within 30 days of the receipt of such notice by LNAH and Topspin. If LNAH and/or Topspin fail to timely make such payment and funding, Energizer may then exercise its remedies with respect to the Energizer Lien by selling, at a per-share price at or greater than seven dollars ($7.00) (subject to adjustment for stock splits, if any, and/or reverse stock splits, if any), a sufficient number of the Energizer Lien Shares to recover the then-oustanding unpaid balance of the Energizer Claim and to fund the then-outstanding balance of the escrow provided for in subparagraph (8) below; provided, however, that during the second year and the first six months of the third year following the date of issuance of the Net EEI Shares, Energizer may subject to sale no more than 100,000 shares during any one calendar quarter.

(5) Following the fourth anniversary of the date of issuance of the Net EEI Shares and continuing thereafter, Energizer will continue to be entitled to repayment of its *pari passu* share with Topspin from the disposition of BPI Assets in accordance with paragraph (1) above. At any time following the occurrence of such fourth anniversary, Energizer at its option may make written demand to Topspin that Topspin pay to Energizer the then-outstanding unpaid balance of the Energizer Claim in cash and to fund the then-outstanding balance of the escrow provided for in subparagraph (8) below within 30 days of the receipt of such notice by LNAH and Topspin. Only if Topspin fails to timely make such payment may Energizer then exercise the Energizer Lien against the Energizer Lien Shares to recover the then-outstanding unpaid balance of the Energizer Claim and to fund the escrow provided for in subparagraph (8) below.

(6) In the event that Energizer exercises the Energizer Lien in accordance with either subparagraph (4) or subparagraph (5) above, Energizer shall do so in a commercially reasonably manner and shall foreclose upon only the quantity of Energizer Lien Shares reasonably necessary to ensure payment of the then-outstanding balance of the Energizer Claim and the funding of the then-outstanding balance of the escrow provided for in subparagraph (8) below.

(7) To the extent that the exercise and enforcement of the Energizer Lien generates proceeds in excess of the amount needed to satisfy

in full the then-outstanding balance of the Energizer Claim and to fund the then-outstanding balance of the escrow provided for in subparagraph (8) below, the surplus proceeds shall be paid to Topspin or its assigns free and clear of any claims of Energizer.

(8) After Energizer has received payment of the Energizer Claim in accordance with subparagraphs (1), (3), (4), (5), and/or (6) above, any balance collected by and/or for the benefit of Energizer shall be escrowed, up to a maximum of $500,000, pending a determination of the disposition of the $500,000 letter of credit that currently remains outstanding in favor of DEP. If, pursuant to its reimbursement obligations, Energizer is required to pay out all or a portion of the $500,000 letter of credit amount, Energizer will be entitled to receive payment of such additional payout amount from the funds escrowed pursuant to this subparagraph (8).

(9) In the event that the $500,000 letter of credit is released or otherwise canceled without triggering any reimbursement obligation on the part of Energizer, then the Energizer Claim will be deemed paid in full upon Energizer's receipt of $2.1 million (less the preference reduction), and any amount in excess of $2.1 million that has been collected and escrowed for the benefit of Energizer pursuant to subparagraph (8) above will be released to Topspin free and clear of any claims of Energizer.

(10) LNAH will be granted the same licenses and permits and will assume the same duties and responsibilities that BPI currently has with respect to any environmental issues and/or environmental remediation, and shall continue handling the environmental issues and remediation in the same manner as BPI has done during the pendency of this Chapter 11 case, provided that the remaining balance of funds drawn upon by DEP on or about June 10, 2002, against First Union National Bank Letter of Credit Number SM410607P and deposited in accordance with that certain Hazardous Waste Facility Standby Trust Fund Agreement (the "Trust Fund Agreement") established on December 30, 1999, between Moltech Power Systems as "Grantor" and Dai-Ichi Knagyo Trust Company of New York (now JP Morgan Chase Bank) as "Trustee" (ABA #021000021, DDA #507943635) shall continue to be held in escrow and devoted solely and exclusively for the environmental obligations contemplated and provided for under the Trust Fund Agreement.

(11) Notwithstanding anything contained in this Order to the contrary, upon payment in full of the Energizer Claim and the funding of the escrow provided for in subparagraph (8) above, whether through payment by LNAH and/or Topspin, the exercise and enforcement

of the Topspin Liens and/or the Energizer Lien, or otherwise,—(a) Energizer shall have no other or further rights, interests and/or recourse with respect to the Energizer Claim, the Topspin Liens and/or the Energizer Lien other than its right, if any, to the funds held in escrow pursuant to subparagraph (8) above; (b) the Energizer Lien shall be deemed released with respect to the Energizer Lien Shares, the Net EEI Shares, and all other interests in the EEI Stock and all other BPI Assets without further orders or documentation; and (c) except to the extent of Energizer's continuing right to assert an interest in the funds held in escrow pursuant to subparagraph (8) above, BPI and LNAH shall be fully and forever discharged and released from any further liability with respect to the Energizer Claim and the Energizer Lien.

(12) Pursuant to the agreement among them, BPI, Topspin, Energizer, and LNAH will execute and deliver any and all instruments and/or documents reasonably requested by any party among them to evidence, memorialize, and/or effectuate the provisions of this paragraph J.

(13) None of the foregoing provisions of this paragraph J shall exempt compliance with any otherwise applicable securities laws relating to the sale or disposition of the Energizer Lien Shares.

K. The Tax Collector filed an objection (Docket No. 1047) (the "Tax Collector Objection") to the Transfer Motion. BPI clarified at the hearing its agreement with the Tax Collector to amend the BPI Plan to provide the following treatment with respect to the claims of the Tax Collector, based upon which the Tax Collector agreed to withdraw the Tax Collector Objection:

(1) BPI has made provision in the BPI Plan to pay the Alachua County Tax Collector (the "Tax Collector"), on account of ad valorem real estate and tangible personal property taxes for 2003 and prior years, the sum of $2,077,000, together with interest at 7% per annum from June 2004. Of that amount, $500,000 will be paid upon the Effective Date of the BPI Plan, and the balance will be paid in deferred payments from sales proceeds or other net income derived from the BPI Real Property, all of which sales proceeds and other net income will be used to pay the balance owed on account of the Tax Collector's claim until paid in full.

(2) BPI has paid to the Tax Collector $520,687 in funds generated from the sale of real estate to Thomas Sperring and the sale of

BPI's "Smart Battery" assets. By agreement with the Tax Collector, $453,441 of that amount will pay in full asserted tangible personal property taxes on Tax Collector Account No. 26407 applicable to the Lithium Ion Assets, previously owned by U.S. Lithium Energetics, which payment has been made under protest, and $40,683 of that amount will pay in full the 2004 tangible personal property taxes on Tax Collector Account No. 019-090, to the extent that such taxes are due and owing.

(3) In consideration for such payments, the Tax Collector has agreed that the initial transfer of the BPI Personal Property to LNAH and the subsequent transfer of the BPI Personal Property to EEI shall be free and clear of any and all liens, claims, encumbrances, or interests of the Tax Collector, except tangible personal property taxes for 2005 and subsequent years.

(4) BPI will retain the BPI Liens against the BPI Assets, including the BPI Personal Property, and the right to protest the tangible personal property tax assessments against the Lithium Ion Assets for 2003, 2004, and 2005 on the ground that such assessments were based upon an alleged change in status of such assets that did not occur. Any change to tangible personal property tax assessments will apply with respect to the Lithium Ion Assets notwithstanding a change in ownership.

(5) In paying the $40,683 amount specified above, BPI has retained the right to object to the tangible personal property tax assessment against the BPI Personal Property for 2004 and 2005 on Tax Collector Account No. 019-090.

(6) The parties have agreed that, if BPI obtains an agreement or determination that—(a) tangible personal property taxes are not due with respect to the Lithium Ion Assets for 2003 and 2004 or any portion of those periods in the above-stated $453,441 amount and/or (b) tangible personal property taxes are not due with respect to BPI Personal Property for 2004 on Tax Collector Account No. 019-090 in the above-stated $40,683 amount—then in either such event the Tax Collector will be entitled to retain the amounts paid by BPI and will reallocate all or such lesser of those amounts as may be agreed or determined, first toward ad valorem taxes for 2004 and then toward the amount provided under the BPI Plan with respect to ad valorem real estate and personal property taxes for 2003 and prior years.

(7) BPI has agreed that if, as of the Effective Date (as defined in the BPI Plan, subject to the order confirming the BPI Plan) of the BPI Plan, no determination has been made with respect to the $453,441

amount previously paid to the Tax Collector, or it has been determined that the entire sum of $453,441 is owed with respect to the Lithium Ion Assets, then BPI will pay or cause to be paid the unpaid 2004 ad valorem taxes at such time. If BPI subsequently obtains an agreement or determination—(a) that tangible personal property taxes are not due with respect to the Lithium Ion Assets for 2003 and 2004 or any portion of those periods in the above-stated $453,441 amount and/or (b) that tangible personal property taxes are not due with respect to BPI Personal Property for 2004 on Tax Collector Account No. 019-090 in the above-stated $40,683 amount—then in either such event the Tax Collector will be entitled to retain the amounts that it has received on account of those sums to date and will reallocate all or such lesser amount as is agreed or determined toward the $2,077,000 amount for ad valorem real estate and personal property taxes for 2003 and prior years provided for in the BPI Plan.

L. BPI's debt to Topspin and Topspin's secured claim against all of BPI's assets (the "Topspin Liens") exceed $18 million. Topspin will retain the Topspin Liens against the BPI Assets for the benefit of itself and Energizer, as provided for in subparagraph (1) of paragraph J above. Upon the transfer of the BPI Assets to LNAH—(1) the Topspin Lien against the BPI Personal Property will become subordinate to the BPI Lien against the BPI Personal Property, and (2) the Topspin Lien against the BPI Real Property will remain subordinate to the Tax Collector's Lien against the BPI Real Property and will become subordinate to the BPI Lien against the BPI Real Property, and (3) the Topspin Liens will be subject to the agreed *pari passu* payment relationship between Topspin and Energizer provided for in paragraph J above. The Topspin Liens, including Topspin's Lien on the Net EEI Shares as provided for in paragraph J above, shall remain in effect until BPI's debt to Topspin is paid and satisfied in full.

M. BPI has exercised its business judgment and has determined that the transfers of the BPI Assets as contemplated in the Transfer Motion and as approved by this Order are in the best interests of BPI, its creditors, and the Chapter 11 estate and will

preserve the value of the BPI Assets and provide benefit to all creditors and parties in interest, including unsecured creditors, the Tax Collector, and Energizer. The transactions proposed by BPI, upon being successfully consummated, are intended to maximize the value of the estate assets for the benefit of all parties and to result in a meaningful distribution to unsecured creditors and other entities in the spirit of the April 2002 accord and subsequent agreements reached among BPI's constituents. The proposed transfers of the BPI Assets are determined to be reasonable and within BPI's best business judgment. The terms of the transactions represent fair value for the BPI Assets. The proposed transactions constitute the highest and best use of the BPI Assets and are by far the best alternative available to maximize the value of the BPI Assets for all constituents in this case.

N. The sale, transfer, and conveyance of the BPI Assets to LNAH and the subsequent sale, transfer, and conveyance of the EEI Personal Property to EEI are in contemplation of the confirmation of and in aid of the implementation of the BPI Plan. Consummation of the sales and transfers of the BPI Assets will have substantial positive impact upon BPI and the bankruptcy estate by providing, among other things, a means and opportunity for BPI to proceed with confirmation of the BPI Plan.

O. BPI is justified in transferring and conveying substantially all of its assets outside the ordinary course of business, as requested by the Transfer Motion, based upon the following factors, which have been demonstrated to the Court's satisfaction and which the Court finds to be present under the circumstances of the Transfer Motion:

(1) a sound business reason justifies a preconfirmation sale;

(2) adequate and reasonable notice of the sale has been provided to interested parties;

(3) the debtor has exercised good faith in proposing the sale;

(4) the sale is in the best interests of the Debtor and its creditors; and

(5) the purchase price and terms are fair and reasonable.

P. The parties have negotiated the proposed asset transfers, agreements, and accords in good faith. The parties are undertaking the sales, transfers, and conveyances of the BPI Assets to LNAH and of the EEI Personal Property to EEI, all as authorized by this Order, in good faith, as the term "good faith" is used in Section 363(m) of the Bankruptcy Code. Accordingly, the reversal or modification on appeal of the authorization provided by this Order to consummate the transactions shall not affect the validity of the transfers of the BPI Assets (and the adequate protection provided for pursuant to this Order in conjunction with the transfers) unless such authorization is duly stayed pending such appeal. LNAH is entitled to take title to the BPI Assets, and EEI subsequently is entitled to take title to the EEI Personal Property, in both instances with all of the protections accorded by Section 363(m).

Q. BPI and Topspin have not engaged in any conduct that would cause the transfer of the BPI Assets to be avoided or avoidable under Section 363(n) of the Bankruptcy Code. The transfers of the BPI Assets therefore are determined not to be avoidable under Section 363(n).

FOR THE REASONS stated in open court and for the reasons stated above, which together shall constitute the decision of the Court, it is

ORDERED:

1. The Transfer Motion is granted.

2. The Energizer Objection and the Tax Collector Objection having been withdrawn, all objections to the Transfer Motion or to the requested authorizations and

relief are overruled.

3. BPI is authorized to transfer the BPI Assets to LNAH upon the terms set forth in the Transfer Motion, as approved and clarified by this Order, pursuant to 11 U.S.C. §363(b), (f), and (m) and F.R.B.P. 6004, free and clear of all liens, claims, and encumbrances, except (a) the Tax Collector's Lien against the BPI Real Property, (b) the BPI Liens against the BPI Real Property and the BPI Personal Property, and (c) the Topspin Liens against the BPI Real Property and the BPI Personal Property (subject to the provisions of paragraph J above with respect to Energizer).

4. Upon the closing of the transfer of the BPI Assets to LNAH, BPI shall be granted (a) a lien against the BPI Real Property junior only to the Tax Collector's Lien (as defined and described below), (b) a first-priority lien against the BPI Personal Property, and (c) a lien against Topspin's stock in LNAH (such liens, together, the "BPI Liens"). The BPI Liens will constitute property of the BPI Chapter 11 estate, will be for the benefit of the holders of allowed unsecured claims in this case, and will remain in place until the funding of the $2.5 million amount provided to be deposited into the Unsecured Claims Fund created for the benefit of unsecured creditors. The BPI Liens will remain subject to the jurisdiction of this Court for determination in connection with the BPI Plan or in a contested matter, unless released in accordance with the provisions of this Order or the BPI Plan, as applicable. If the Unsecured Claims Fund has not been funded by the Effective Date of the BPI Plan, the BPI Liens as of the Effective Date will be transferred to the Liquidating Trust created under the BPI Plan.

5. The Topspin Lien (subject to the provisions of paragraph J above with respect to Energizer) against the BPI Personal Property will remain in effect, subordinate

to the BPI Lien. The Topspin Lien against the BPI Real Property (subject to the provisions of paragraph J above with respect to Energizer) also will remain in effect, subordinate to the Tax Collector's Lien and the BPI Lien.

6. The BPI Liens and the Topspin Liens (subject to the provisions of paragraph J above with respect to Energizer) will be continued upon the closing of the transfer of the BPI Assets to LNAH, and the Energizer Lien and the Topspin Lien against the Net EEI Shares received by LNAH in exchange for the transfer of the EEI Personal Property to EEI will be effective and be deemed automatically and fully perfected, without the need for the filing of Uniform Commercial Code financing or continuation statements or other documents or instruments of record; provided, however, that nothing in this Order shall preclude or prevent the parties from filing Uniform Commercial Code financing or continuation statements or other documents or instruments of record.

7. LNAH is authorized to transfer the EEI Personal Property to EEI pursuant to Section 363(b), (f), and (m) of the Bankruptcy Code and F.R.B.P. 6004, free and clear of liens, claims, and encumbrances except the BPI Liens, the Topspin Liens, and personal property ad valorem taxes for 2005 and subsequent years.

8. The Tax Collector will retain its first-priority lien against the BPI Real Property (the "Tax Collector's Lien") to secure the remaining amount owed to the Tax Collector in respect of 2004 ad valorem taxes, the $2,077,000 amount to be paid under the BPI Plan to the Tax Collector on account of ad valorem real estate and personal property taxes for 2003 and previous years as described in this Order and as provided for under the BPI Plan, and ad valorem taxes for 2005 and subsequent years.

9. If a reallocation of monies paid to the Tax Collector as discussed in

paragraph K above occurs, inasmuch as BPI has paid the full $520,687 sum, such amounts that become available shall be treated as if they had been paid as of May 31, 2005, and the resulting liabilities shall be deemed satisfied as of May 31, 2005, and thus not be subject to statutory interest or other penalties or assessments. Any sums that come available as a result of any reallocation are to be reapplied first to 2004 taxes owed by the Debtor and thereafter to the $2,077,000 amount provided under the BPI Plan for ad valorem real estate and personal property taxes for 2003 and previous years.

10. Upon the conveyance of the EEI Personal Property by LNAH to EEI and the prior or concurrent $2.5 million funding of the Unsecured Claims Fund, (a) all of the BPI Liens shall be deemed released, and (b) the Topspin Lien against the EEI Personal Property shall be deemed released and shall attach to the Net EEI Shares as provided in paragraph H above subject to the Energizer Lien on the Energizer Lien Shares. BPI and Topspin will execute and deliver appropriate lien releases and/or documents reasonably requested by EEI or any party among them to evidence, memorialize, and/or effectuate the provisions of this paragraph. Both the Tax Collector's Lien and the Topspin Lien shall continue in effect with respect to the BPI Real Property. LNAH is authorized to lease certain buildings located on the BPI Real Property to EEI, the net proceeds (including, without limitation, any warrants issued by EEI to LNAH) from the lease of which shall be used to pay the claims of the Tax Collector, Topspin, and Energizer in accordance with the accords reached among those parties and the provisions of this Order, including, without limitation, the provisions of subparagraph (1) of paragraph J above with respect to Energizer. The Topspin Lien against the BPI Real Property may be subordinated to the leasehold rights of EEI under a lease approved by Topspin.

11. If the $2.5 million funding of the Unsecured Claims Fund has not occurred within ninety (90) days following the entry of this Order, and if the Committee, after consulting with BPI and Topspin, determines that such closing and/or funding is at risk, the Committee at its discretion may give BPI and Topspin written notice of the failure of funding. Upon the receipt of such notice, BPI and Topspin will have sixty (60) days from their receipt of such notice within which to consummate the contemplated transactions with EEI and to fund the $2.5 million to the Unsecured Claims Fund, or otherwise to fund such $2.5 million amount, failing which (a) Topspin will convey to BPI all of the stock in LNAH, (b) BPI's lease to EEI of the BPI Real Property will be terminated, (c) Topspin will retain the Topspin Liens (subject to the *pari passu* payment relationship provided for in subparagraph (1) of paragraph J above with respect to Energizer) against the BPI Assets, (d) LNAH will be released from any obligations under its agreements with EEI, (e) the BPI Lien will be released, and (f) the parties will be governed by the existing financing orders and the provisions of the accord reaching among the parties as set forth in the BPI Plan.

12. BPI, Topspin, and LNAH, having been determined to have acted in good faith with respect to the transfers of the BPI Assets, are entitled to all of the protections afforded by Section 363(m) of the Bankruptcy Code.

13. The transfers approved by this Order are in furtherance of, part and parcel of, and in contemplation of the confirmation of a plan of reorganization pursuant to Section 1129 of the Bankruptcy Code and are transfers made pursuant to Section 1146(c) of the Bankruptcy Code and thus are exempt from documentary stamp taxes. The transfers do not and will not subject BPI, Topspin, or LNAH, their respective affiliates or

designees to any liability for documentary, transfer, stamp, sales, use, or similar tax pursuant to the provisions of Section 1146(c). The Clerk of the Circuit Court in and for Alachua County, Florida, and each and every other federal, state, and local agency or department are directed to accept any and all documents and instruments necessary and appropriate to consummate the transfers of the BPI Assets as authorized by this Order, all without imposition or payment of any documentary stamp, transfer, sales, use, or similar tax.

14. BPI and other parties are authorized to take all actions and to execute and deliver all documents necessary to consummate the transactions contemplated by the Transfer Motion and approved by this Order.

15. Except for the BPI Liens and the Topspin Liens against the BPI Assets, the Tax Collector's Lien, and ad valorem taxes for 2005 and subsequent years, neither LNAH nor its assets shall have any liability or responsibility for any debts, liabilities, or obligations of BPI arising under or related to the BPI Assets. Without limiting the generality of the foregoing, to the maximum extent allowed by law, neither Topspin nor LNAH shall be liable for any claims against BPI or any of its members or affiliates, and neither Topspin nor LNAH shall have any successor or vicarious liabilities of any kind or character, including but not limited to any liability that may be imposed by statute or any theory of antitrust, environmental, successor, or transferee liability, labor law, de facto merger, or substantial continuity, whether known or unknown as of the closing, now existing or hereafter arising, whether fixed or contingent, with respect to BPI or any obligations of BPI arising prior to the closing, and including but not limited to any liability on account of any taxes arising, accruing, or payable under, out of, in connection

with, or in any way relating to the operation of the BPI Assets prior to the closing. All obligations of BPI on contracts shall remain the obligations of BPI. Neither Topspin nor BPI shall have any liability to tenants as to any event that occurred prior to closing. Nothing in this paragraph shall abrogate or limit the provisions specifically set forth elsewhere in this Order.

16. The transfer of the BPI Assets to LNAH pursuant to this Order does not require any consents apart from the authorization granted by this Court; constitutes a legal, valid, and effective transfer of the BPI Assets; and shall vest LNAH with all right, title, and interest of BPI in and to the BPI Assets free and clear of all liens, claims, encumbrances, and interests except as stated in this Order.

17. If any person or entity that has filed financing statements, mortgages, mechanic's liens, lis pendens, judgments, or other documents or agreements evidencing interests in and/or claims against the BPI Assets has not delivered to BPI prior to closing, in proper form for filing and executed by the appropriate parties, termination statements, instruments of satisfaction, and releases of all liens, encumbrances, interests, and claims against that the person or entity has with respect to the BPI Assets, then BPI is authorized (a) to execute and file such statements, instruments, releases, and other documents on behalf of the person or entity with respect to the BPI Assets, and (b) to file, register, or otherwise record a certified copy of this Order, which, after being filed, registered, or otherwise recorded, shall constitute conclusive evidence of the release of all liens, claims, encumbrances, interests, and claims against the BPI Assets of any kind or nature whatsoever except for the liens provided in this Order.

18. This Order shall be binding in all respects upon Topspin, LNAH, BPI, all

creditors (whether known or unknown) of BPI, and any and all successors and assigns of any of them. All persons and entities, including, but not limited to, equity security holders, governmental, tax, and regulatory authorities, employees, and other creditors, holding interests of any kind or nature whatsoever (except for the holders of liens granted or retained pursuant to this Order) against or in BPI or the BPI Assets (whether legal or equitable, secured or unsecured, matured or unmatured, contingent, or noncontingent, senior or subordinated), arising under, out of, in connection with, or in any way relating to BPI, the BPI Assets, the operation of the BPI Assets prior to the Closing, or the transfer of the BPI Assets are forever barred, estopped, and permanently enjoined from asserting such claims or interests against Topspin, LNAH, EEI, their successors or assigns, their property, or the BPI Assets.

19. This Order shall be effective as a determination that, upon the respective closings of the transfers of the BPI Assets, all interests and claims existing as to the BPI Assets prior to closing (other than the liens and encumbrances granted and/or retained by provision of this Order) have been unconditionally released, discharged, and terminated and that the conveyances described in this Order have been effectuated.

20. This Order shall be binding upon and shall govern the acts of all entities including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state, and local officials, and all other persons and entities who may be required by operation of law, the duties of their office, or contract, to accept, file, register, or otherwise record or release any documents or instruments, or who may be required to report or insure any title or state of title in or to

any of the BPI Assets.

21. This Court retains jurisdiction to consider and determine any matter or dispute arising from or relating to implementation of this Order and to modify or amend this Order as appropriate.

22. The 10-day stay that would otherwise be imposed by F.R.B.P. 6004(g) is waived, this Order is immediately enforceable, and the closing of the transfer of the BPI Assets to LNAH may occur immediately.

DONE AND ORDERED in Chambers at Tallahassee, Florida, on Dec. 5, 2005.

LEWIS M. KILLIAN, JR.
Chief United States Bankruptcy Judge

Copies furnished to:

Russell M. Blain, Esquire
Stichter, Riedel, Blain & Prosser, P.A.
110 East Madison Street, Suite 200
Tampa, Florida 33602

Gabriel Beckmann, Esquire
Matthew Sweger, Esquire
Lewis and Roca
One South Church Avenue, Suite 700
Tucson, Arizona 85701

Charles F. Edwards, Esquire
John E. Lucian, Esquire
Office of the United States Trustee
110 East Park Avenue, Suite 128
Tallahassee, Florida 32301

Steven E. Fox, Esquire
Traub, Bonacquist & Fox, LLP
655 Third Avenue, 21st Floor
New York, New York 10017

Robert B. Glenn, Esquire
Glenn, Rasmussen, Fogarty & Hooker, P.A.
Post Office Box 3333
Tampa, Florida 33601

Karen K. Specie, Esquire
Scruggs & Carmichael, P.A.
Post Office Box 23109
Gainesville, Florida 32602

Richard B. Webber, II, Esquire
320 Maitland Avenue
Altamonte Springs, Florida 32701

Alan C. Ederer, Esquire
Westerman Ball Ederer & Miller, LLP
170 Old Country Road
Mineola, New York 11501

Lisa C. Cohen, Esquire
Ruff & Cohen, P.A.
1756 University Boulevard South
Jacksonville, Florida 32216

David D. Farrell, Esquire
Thompson Coburn LLP
One US Bank Plaza, Suite 3200
St. Louis, Missouri 63101

Leonard H. Gilbert, Esquire
Noel D. Boeke, Esquire
Holland & Knight
Post Office Box 1288
Tampa, Florida 33601

Patrick T. Lennon, Esquire
Macfarlane, Ferguson & McMullen, P.A.
Post Office Box 1531
Tampa, Florida 33601-1531

Jim Zingale, Director
Florida Department of Revenue
5050 West Tennessee Street
Tallahassee, Florida 32399-0100

H:\User\Battery Park (MPS)\LNAH-EEI Asset Sale\order granting motion to sell - 10 (FINAL AS SUBMITTED 12-2-05).DOC